Exhibit 99.1

Itau i , Itau Corpbanca and subsidiaries As of and for the year ended December 31, 2019 and 2018 The financial information of Itau Corpbanca as of and for the year ended December 31, 2019 and 2018 has been published on our website in accordance with Circular N°18 of the Chilean Financial Market Commission (or ‘CMF”) dated September 1st, 2008. The unaudited financial information included herein has been prepared in accordance with the Compendium of Accounting Standards issued by Chf pursuant to Chilean Generally Accepted Accounting Principles (Chilean GAAP), which conform with the international standards of accounting and financial reporting issued by the International Accounting Standards Board (IASB) to the extent that there are not specific instructions or regulations to the contrary issued by the CMF. CONDBISB) CONSOUDATB) BALANCE SHEET In ChS million Die *19 Dic’18 Total loans 23,199,360 21,502,648 Total assets 33,785,687 29,455,654 Deposits and olher demand liabilites Time deposits and other lime liabilities Interbank borrowings Debt instruments issued 4,873,448 11,620,187 2,646,756 6,408,356 4,300,475 10,121,111 2,327,723 6,010,124 Equity 3,440,385 3,547,612 Total equity attributable to equity holders of the bank Non-controlling interest 3,346,102 94,283 3,324,531 223,081 YTD CONSOUDATB) INCOME STATBIXBIT With reclasification of Financial Hedges’ In ChS million 12IT19 12M*18 12M*19 12M*18 Net operating profit before provision for loan losses Provisions for loan losses Total operating expenses 1,236,084 (322,693) (740,975) 1,245,153 (242,490) (749,451) 1,201,835 (312,888) (740,975) 1,184,925 (229,715) (749,451) Operating income (loss) 172,416 253,212 147,972 205,759 Income from investments in companies 6,832 1,528 6,832 1,528 Operating income before income taxes 179,248 254,740 154,804 207,287 Income taxes (46,784) (77,894) (22,340) (30,441) Consolidated income for the year 132,464 176,846 132,464 176,846 Net income attributable to holders of the Bank 127,065 172,047 127,065 172,047 Non-controlling interest 5,399 4,799 5,399 4,799 1 - Includes the reclassification of foreign exchange gain or loss generated by hedge positions that neutralize the impacts of exchange rale variation on the fiscal value of our investm ents abroad and on our loan loss provisiones associated with loans in forcing currency. This financial information shall be considered provisional until the official figures are published by the Financial Market Commission. Roxana Zamora no Pozo Chief Accounting Officer